

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

Steven F. DeGennaro
Chief Financial Officer
Marcus & Millichap, Inc.
23975 Park Sorrento, Suite 400
Calabasas, CA 91302

> **Re: Marcus & Millichap, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-36155**

Dear Steven F. DeGennaro:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Real Estate & Construction